FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES	EXHIBIT 11

COMPUTATION OF EARNINGS PER SHARE

(In thousands)
	For Three Months Ended March 31
	2005	2004
Net Income	$10,907	$10,137

Computation of average shares outstanding
Shares outstanding at beginning of year	18,745	18,550
Shares issued or repurchased during the year times average time outstanding during the year	59	47

Average basic shares outstanding	18,804	18,597

Dilutive shares	105	111

Average diluted shares outstanding	18,909	18,708

Basic earnings per share	$0.58	$0.55

Diluted earnings per share	$0.58	$0.54